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Exhibit 12.1

MarkWest Energy Partners, L.P.
Calculation of Earnings to Fixed Charges
(Dollar amounts in thousands)

	Year ended December 31,
	2006	2007	2008	2009	2010
Total fixed charges	$54,153	$49,191	$86,559	$112,981	$120,711

Earnings:
Earnings from continuing operations before income taxes	$74,498	$(59,155)	$273,602	$(155,370)	$34,291
Add:
Fixed charges	54,153	49,191	86,559	112,981	120,711
Amortization of capitalized interest	255	478	1,110	1,444	1,583
Cash distributions from equity method investments	—	10,840	445	—	2,508
Income from equity method investments	(5,316)	(5,309)	(90)	(3,505)	(1,562)
Subtract:
Interest capitalized	(900)	(3,344)	(9,486)	(12,228)	(2,766)

Total earnings	$122,690	$(7,299)	$352,140	$(56,678)	$154,765

Ratio	2.27	(0.15)	4.07	(0.50)	1.28

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  Exhibit 12.1
MarkWest Energy Partners, L.P. Calculation of Earnings to Fixed Charges (Dollar amounts in thousands)